UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Results for First Quarter 2017”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Record Results for First Quarter 2017

Rehovot, Israel, May 9, 2017 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported record financial results for the first quarter 2017, the period ended March 31, 2017.

First Quarter 2017 Highlights:

•	Record quarterly revenue of $54.4 million, up 8% sequentially and 60% year-over-year, above guidance of $50 to $54 million
•	GAAP net income of $13.4 million, or $0.48 per diluted share, up 60% sequentially and 336% year-over-year on a per-share basis, exceeding guidance of $0.31 to $0.39 per share
•	Non-GAAP net income of $14.1 million, or $0.50 per diluted share, up 19% sequentially and 212% year-over-year on a per-share basis, exceeding guidance of $0.37 to $0.45 per share
•	Record quarterly revenue from Integrated Metrology solutions
•	Record quarterly bookings from 3D-NAND

GAAP Results ($K)
	Q1 2017	Q4 2016	Q1 2016
Revenues	$54,430	$50,212	$34,056
Net Income	$13,403	$8,364	$2,905
Earnings per Diluted Share	$0.48	$0.30	$0.11
NON-GAAP Results ($K)
	Q1 2017	Q4 2016	Q1 2016
Net Income	$14,115	$11,719	$4,450
Earnings per Diluted Share	$0.50	$0.42	$0.16

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses.

Management Comments

“Nova continued to perform well this quarter, setting new business and financial records that demonstrate our growing competitive strength across the market segments we serve,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Growing demand for our unique value proposition, which is becoming a key enabler for our customers’ transition to the most advanced products, enabled us to achieve these outstanding milestones. Nova's solid start for the year, along with the second quarter guidance, supports our outlook for another strong year, in which we continue to effectively execute the Company's growth plans and expand our position within leading edge customers.”

2017 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2017. Based on current estimates, management expects:

•	$52 million to $56 million in revenue

•	$0.32 to $0.39 in diluted GAAP EPS

•	$0.38 to $0.46 in diluted non-GAAP EPS

2017 First Quarter Results

Total revenues for the first quarter of 2017 were $54.4 million, a sequential increase of 8% compared to the fourth quarter of 2016, and a year-over-year increase of 60% relative to the first quarter of 2016.

Gross margin for the first quarter of 2017 was 60%, compared sequentially with gross margin of 56% in the fourth quarter of 2016, and compared with gross margin of 54% in the first quarter of 2016.

Operating expenses in the first quarter of 2017 were $17.7 million. This is compared with $17.4 million in the fourth quarter of 2016 and compared with $15.7 million in the first quarter of 2016.

On a GAAP basis, the company reported net income of $13.4 million, or $0.48 per diluted share, in the first quarter of 2017. This is compared with $8.4 million, or $0.30 per diluted share, in the fourth quarter of 2016, and compared with net income of $2.9 million, or $0.11 per diluted share, in the first quarter of 2016.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets and stock-based compensation expenses, the company reported net income of $14.1 million, or $0.50 per diluted share, in the first quarter of 2017. This is compared with net income of $11.7 million, or $0.42 per diluted share, in the fourth quarter of 2016, and compared with net income of $4.5 million, or $0.16 per diluted share, in the first quarter of 2016.

Total cash reserves at March 31, 2017 were $115.8 million, compared to $91.7 million at December 31, 2016.

Conference Call Information

Nova will host a conference call today, May 9, 2017, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-437-9364
ISRAEL Dial-in Number: 1 80 924 6042
INTERNATIONAL Dial-in Number: 1-719-325-2236
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 6912093

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

A replay of the conference call will be available from May 9, 2017 at 12 p.m. Eastern Time to May 16, 2017 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  6912093

A replay will also be available for 90 days on Nova's website at http://ir.novameasuring.com.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 3, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	24,423	20,406
Short-term interest-bearing bank deposits	90,624	70,546
Trade accounts receivable	38,239	42,626
Inventories	30,812	29,260
Other current assets	4,647	5,068

Total current assets	188,745	167,906

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	2,769	3,020
Severance pay funds	1,494	1,425
Property and equipment, net	9,505	10,017
Identifiable intangible assets, net	14,721	15,361
Goodwill	20,114	20,114

Total long-term assets	49,353	50,687

Total assets	238,098	218,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	16,591	16,501
Deferred revenues	6,466	4,072
Other current liabilities	19,747	18,461

Total current liabilities	42,804	39,034

Long-term liabilities
Deferred tax liabilities	252	1,094
Liability for employee severance pay	2,519	2,418
Other long-term liabilities	1,464	1,330

Total long-term liabilities	4,235	4,842

Shareholders' equity	191,059	174,717

Total liabilities and shareholders’ equity	238,098	218,593

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended
	March 31, 2017	March 31, 2016

Revenues:
Products	43,516	24,262
Services	10,914	9,794
Total revenues	54,430	34,056

Cost of revenues:
Products	15,120	9,861
Services	6,450	5,665
Total cost of revenues	21,570	15,526

Gross profit	32,860	18,530

Operating expenses:
Research and development expenses, net	9,275	7,908
Sales and marketing expenses	6,088	5,367
General and administration expenses	1,657	1,810
Amortization of acquired intangible assets	640	636
Total operating expenses	17,660	15,721

Operating income	15,200	2,809
Financing income, net	415	469

Income before tax on income	15,615	3,278

Income tax expenses	2,212	373

Net income for the period	13,403	2,905

Earnings per share:
Basic	0.49	0.11
Diluted	0.48	0.11

Shares used for calculation of earnings per share:

Basic	27,467	27,116
Diluted	28,148	27,351

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended
	March 31, 2017	March 31, 2016
Cash flows from operating activities:
Net income for the period	13,403	2,905

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	955	1,285
Amortization of acquired intangible assets	640	636
Amortization of deferred stock-based compensation	663	756
Increase in liability for employee termination benefits, net	32	66
Deferred tax assets, net	(591)	153
Decrease (increase) in trade accounts receivable	4,387	(3,040)
Increase in inventories	(1,575)	(370)
Decrease (increase) in other current and long term assets	421	(347)
Increase (decrease) in trade accounts payable	90	(3,190)
Increase (decrease) in other current liabilities and other long-term liabilities	1,879	(117)
Increase (decrease) in short and long term deferred revenues	2,394	(2,957)

Net cash provided by (used in) operating activities	22,698	(4,220)

Cash flow from investment activities:
Increase in short-term interest-bearing bank deposits	(20,078)	(7,030)
Additions to property and equipment	(420)	(577)

Net cash used in investment activities	(20,498)	(7,607)

Cash flows from financing activities-
Shares issued under employee stock-based plans	1,817	292

Net cash provided by financing activities	1,817	292

Increase (decrease) in cash and cash equivalents	4,017	(11,535)
Cash and cash equivalents – beginning of period	20,406	27,733
Cash and cash equivalents – end of period	24,423	16,198

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
GAAP cost of revenues	21,570	22,054	15,526
Stock-based compensation in cost of products	(76)	(88)	(96)
Stock-based compensation in cost of services	(66)	(54)	(64)
Non-GAAP cost of revenues	21,428	21,912	15,366

GAAP gross profit	32,860	28,158	18,530
Gross profit adjustments	142	142	160
Non-GAAP gross profit	33,002	28,300	18,690
GAAP gross margin as a percentage of revenues	60%	56%	54%
Non-GAAP gross margin as a percentage of revenues	61%	56%	55%

GAAP operating expenses	17,660	17,377	15,721
Stock-based compensation in research and development	(262)	(247)	(306)
Stock-based compensation in sales and marketing	(165)	(211)	(210)
Stock-based compensation in general and administrative	(94)	(91)	(80)
Amortization of acquired intangible assets	(640)	(636)	(636)
Non-GAAP operating expenses	16,499	16,192	14,489
Non-GAAP operating income	16,503	12,108	4,201
GAAP operating margin as a percentage of revenues	28%	21%	8%
Non-GAAP operating margin as a percentage of revenues	30%	24%	12%

GAAP tax on income	2,212	2,607	373
Deferred tax assets adjustments, net	591	(2,028)	(153)
Non-GAAP tax on income	2,803	579	220

GAAP net income	13,403	8,364	2,905
Amortization of acquired intangible assets	640	636	636
Stock-based compensation expenses	663	691	756
Deferred tax assets adjustments, net	(591)	2,028	153
Non-GAAP net income	14,115	11,719	4,450

GAAP basic earnings per share	0.49	0.31	0.11
Non-GAAP basic earnings per share	0.51	0.43	0.16

GAAP diluted earnings per share	0.48	0.30	0.11
Non-GAAP diluted earnings per share	0.50	0.42	0.16

Shares used for calculation of earnings per share:
Basic	27,467	27,292	27,116
Diluted	28,148	27,704	27,351